Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Six New Games and

Two New Social Games Platforms in Short Term;

Game Development, Distribution

and Operations Growing

TAIPEI, Taiwan, September 29, 2014 – GigaMedia Limited (NASDAQ: GIGM) today updated its short-term product pipeline and launch schedule for GigaMedia’s online games business.

The company’s online games business plans a robust launch schedule in the short term with six new games and two new social games platforms in the next four months.

“Over the next several months, we expect to benefit from our efforts to quickly build our pipeline with relatively low cost licensed mobile games and high-quality Web games,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “We also expect to begin benefiting from new self-developed products in the period, starting with a new social casino platform launched this month in Taiwan.”

“Overall, we are moving to end dependence on publishing games of other companies,” stated CEO Collin Hwang. “We are making good progress in building new higher-quality revenue streams and positioning our businesses to drive shareholder value.”

GigaMedia has licensed five mobile games from Asian game developers and plans staggered launches of the games over the next four months. The titles include a variety of role-playing games from Korean developers, the racing game Crazy Taxi:City Rush from Sega, and Tales Runner Rush & Dash, a new mobile version of the popular online game Tales Runner. The mobile games will be released for Android and iOS devices and are free to play; players can make in-app purchases that facilitate gameplay.

In addition to the mobile game launches, GigaMedia also plans to launch near year-end the acclaimed next-generation browser action/role-playing MMO game, KingsRoad. In KingsRoad, players choose from one of three different classes — knight, archer, and wizard — and embark on a journey across the kingdom of Alderstone to reclaim their land from the monstrous creatures that threaten it. The game is an innovative blend of console game excitement with the simplicity, low cost and convenience of no installation required browser play.

The company also expects to benefit over the next several months from its first new self-developed gaming products. GigaMedia’s pipeline of self-developed products for the period consists of gaming software platforms for social games, including social casino games, one of the fastest growing and most profitable segments of online games. GigaMedia has launched a first solution, Fortune888.com.tw, an open platform that creates a new distribution channel for gaming operators targeting Asia. The platform currently features a broad selection of play-for-free social casino games from MicroGaming, one of the world’s foremost gaming software developers. GigaMedia plans to begin offering operators a complete, proprietary solution, ClubOne, in December. ClubOne will feature a broader variety of play-for-free social games from which operators may select. The solution is designed to function across PC, mobile and tablet platforms and enhance player monetization. Players can invite friends via social networking services and through personal contact lists and can also manage and promote their own club to win virtual rewards that can be converted for use on third-party properties. All games on ClubOne have been developed by GigaMedia.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.

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